UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below.

401(k) Plan as Adopted by Westfield Bank

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

Westfield Financial, Inc.

141 Elm Street

Westfield, MA 01085

401(k) Plan as Adopted by Westfield Bank

Financial Statements and Supplemental Schedule for

the Years Ended December 31, 2008 and 2007

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee

Westfield Financial, Inc.

Westfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) for 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 19, 2009

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007

ASSETS

Investments at fair value:
Common stock of Westfield Financial, Inc.	$2,493,124	$2,550,251
Pooled separate accounts	2,811,070	4,507,259
Stable Value Fund	936,634	333,643
Mutual Fund	2,189	–

Total investments at fair value	6,243,017	7,391,153

Loans to participants	234,009	222,764
Net assets available for benefits at fair value	6,477,026	7,613,917

Adjustment from fair value to contract value for interest relating to fully benefit-responsive investment contracts	45,870	2,165

Net assets available for benefits	$6,522,896	$7,616,082

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 169,330	$ 120,486
Total investment income	169,330	120,486

Contributions:
Participant	621,727	567,552
Employer	168,604	158,459
Rollovers	40,783	50,132
Total contributions	831,114	776,143

Total additions	1,000,444	896,629

Deductions from net assets attributed to:
Net depreciation in fair value of investments	1,632,913	2,427
Benefits paid to participants	457,303	120,222
Administrative expenses	3,414	3,987

Total deductions	2,093,630	126,636

Net (decrease) increase	(1,093,186)	769,993

Net assets available for benefits:

Beginning of the year	7,616,082	6,846,089

End of the year	$ 6,522,896	$7,616,082

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

1.

DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank (the “Plan Sponsor” or the “Company”) who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Trustee of the Plan. Principal Financial Group is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion. No discretionary contributions were made for the years ended December 31, 2008 and 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN (Continued)

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Financial Group and common shares of Westfield Financial, Inc., the parent company of Westfield Bank. Company contributions are invested in each participant’s account according to the participant’s selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on continuous years of credited service. A participant is 100% vested after three years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000. The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan administrator for the purchase of a primary residence. These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator. Interest rates on outstanding loans ranged from 5.0% to 9.25% at December 31, 2008.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF THE PLAN (Concluded)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of not more than the participant’s assumed life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions. Forfeitures were $3,951 in 2008 and were used to reduce employer contributions. In 2007, there were no forfeitures and therefore no forfeitures were used to reduce employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as provided by the Plan document. Fees paid by the Plan to the custodian for other administrative services were $3,414 and $3,987 for the years ended December 31, 2008 and 2007, respectively.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Estimates are principally used in the determination of the fair value of investments. Actual results could differ from those estimates.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Staff Position “AGG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustment of the investment from fair value to contract value relating to the guaranteed interest accounts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s pooled separate accounts, mutual fund and stable value fund are stated at fair value based on amounts reported by the Principal Financial Group by reference to the quoted market prices of the underlying investments. Investments in Westfield Financial, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans are valued at the outstanding balance which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses. Gains and losses on investments sold are calculated using the average cost method and are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contributions Payable

The plan is required to return contributions received during the plan year in excess of the IRC limitations.

Benefits

Benefits are recorded when paid.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

3.

INVESTMENTS

The following is a summary of the fair value of investments at December 31, 2008 and 2007. Investments that individually represent five percent or more of the Plan net assets available for benefits are separately identified.

	2008		2007
Investments at fair value as determined by quoted market price:
Westfield Financial, Inc. Common Stock (241,581 shares and 262,912 shares at December 31, 2008 and 2007, respectively)	$2,493,124	*	$2,550,251	*
The Principal Financial Group:
Bond and Mortgage Separate Account	113,151		240,944
Principal Lifetime 2010 Separate Account	249,750		236,480
Principal Lifetime 2015 Separate Account	713		–
Principal Lifetime 2020 Separate Account	369,338	*	504,179	*
Principal Lifetime 2025 Separate Account	424		–
Principal Lifetime 2030 Separate Account	358,986	*	600,966	*
Principal Lifetime 2040 Separate Account	156,962		167,253
Principal Lifetime 2050 Separate Account	22,315		22,572
Principal Lifetime Str Inc Separate Account	895		1,421
Small Capital S&P 600 Index Separate Account	19,767		47,068
Middle Capital S&P 400 Index Separate Account	84,561		41,646
Small Company Value Separate Account	105,642		153,693
Disciplined Large Capital Blend	33,567		74,373
Large Capital S&P 500 Index Separate Account	424,113	*	803,002	*
Diversified International Separate Account	216,598		420,640	*
PIMCO Total Return C Fund	2,189		–
Garthmore Morley Capital Mortgage Inc.
Stable Value Fund	936,634	*	333,643
Goldman Sachs Asset Mortgage – Middle Capital
Value 1 Separate Account	155,484		213,486
Jacobs Levy/Mackay Shields
MDCP Gr II Separate Account	32,397		53,379
Columbus Circle Investors
Large Company Growth Separate Account	90,341		138,201
UBS Global Asset Management
Large Capital Value 1 Separate Account	252,355		451,230	*
Mazama Capital Management
Small Capital Growth III Separate Account	123,711		336,726

Investments at Fair Value	$6,243,017		$7,391,153

* Investments that represent 5% or more of net asset available for benefits.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

INVESTMENTS (Concluded)

During the years ended Decemb

er 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as follows:

Pooled Separate Accounts	$(1,803,835)	$ 172,795
Stable Value Fund	20,184	12,746
Mutual Fund	73	–
Westfield Financial, Inc. Common Stock	150,665	(187,968)
Net depreciation in fair value of investments	$(1,632,913)	$ (2,427)

4.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.

FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the IRS, dated February 14, 2002, stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. The Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

6.

TRANSACTIONS WITH PARTIES IN INTEREST

The Plan has investments in common stock of Westfield Financial, Inc., and pooled separate accounts managed by Principal Financial Group. Principal Financial Group is the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Company to the custodian for loan administration and other administrative services were $15,300 and $33,939 for the years ended December 31, 2008 and 2007, respectively.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

7.

RISKS AND UNCERTAINTIES

The Plan has investments in Westfield Financial, Inc., and pooled separate accounts of Principle Financial Group of $2,493,124 and $2,811,070, respectively, at December 31, 2008. Westfield Financial, Inc. is a holding company for Westfield Bank, a federally-chartered savings bank located in Western Massachusetts, while the Principle Group operates in the insurance and financial services industries.

The Plan invests in a variety of investment vehicles. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8.

RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits in the statement of net assets available for benefits and net assets on Form 5500 at December 31, 2008:

Net assets available for benefits as reported in the statement of net assets available for benefits	$ 6,522,896
Adjustment from contract value to fair value for interest in guaranteed interest account relating to fully benefit-responsive investment contracts	(45,870)
Net assets per Form 5500	$ 6,477,026

The following is a reconciliation of the net decrease in net assets per the financial statements for the year ended December 31, 2008, to Form 5500:

Net decrease in net assets per the statements of changes in net assets	$(1,093,186)
Add: Adjustment from fair value to contract value at December 31, 2007	2,165
Less: Adjustment from fair value to contract value at December 31, 2008	(45,870)
Net loss per Form 5500	$(1,136,891)

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

9.

FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Common stocks – Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts – The pooled separate accounts invest mainly in mutual funds, domestic stocks, international stocks and fixed securities. The fair value of the underlying mutual funds and domestic stocks are publicly quoted pricing input (level 1) and are used in determining the net asset value (“NAV”) of the pooled separate accounts, which is not publicly quoted. The fair value of the international stocks have observable level 1 or 2 pricing inputs, including quoted prices for similar assets in active or non-active markets. When markets move outside a set of thresholds in a day, instead of accepting the exchange quote from the third party service provider, the Principal Financial Group uses prices determined by the Fair Market Value Mode which is a multi-factor regression model. This model is used to adjust closing prices on foreign markets for activity between the closing of the foreign and U.S. markets. The fixed securities, such as asset backed securities, residential mortgage backed securities, commercial mortgage backed securities and corporate bonds, have observable level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

Mutual Funds – Mutual Funds are valued at the NAV of shares held by the plan at year end.

Stable Value Fund – This is a collective investment trust for which the net asset value is based on the market value of its underlying investments. This fund contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable level 1 or level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

Participant Loans – Participant loans are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS (Concluded)

FAIR VALUE MEASUREMENTS (Concluded)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008:

	Assets
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Common Stock of Westfield
Financial, Inc.	$2,493,124	$2,493,124	$ –	$ –
Pooled Separate Accounts	2,811,070	–	2,811,070	–
Stable Value Fund	936,634	–	936,634	–
Mutual Fund	2,189	2,189	–	–
Participant Loans	234,009	–	234,009	–
Total	$6,477,026	$2,495,313	$3,981,713	–

There were no assets valued on a non-recurring basis at December 31, 2008.

401(k) Plan as Adopted by Westfield Bank

SCHEDULE H, LINE 4i - Schedule of Assets (held at year end)

As of December 31, 2008

(a) Identity of Issuer, Borrower, Lessor, or Similar Party	(b) Investment Description	(c) Current Value

Investments at fair value as determined by quoted market price:
*Westfield Financial, Inc. Common Stock (241,581 shares)		$2,493,124
*The Principal Financial Group:
Bond and Mortgage Separate Account		113,151
Principal Lifetime 2010 Separate Account		249,750
Principal Lifetime 2015 Separate Account		713
Principal Lifetime 2020 Separate Account		369,338
Principal Lifetime 2025 Separate Account		424
Principal Lifetime 2030 Separate Account		358,986
Principal Lifetime 2040 Separate Account		156,962
Principal Lifetime 2050 Separate Account		22,315
Principal Lifetime Str Inc Separate Account		895
Small Capital S&P 600 Index Separate Account		19,767
Middle Capital S&P 400 Index Separate Account		84,561
Small Company Value Separate Account		105,642
Disciplined Large Capital Blend		33,567
Large Capital S&P 500 Index Separate Account		424,113
Diversified International Separate Account		216,598
PIMCO Total Return C Fund		2,189
Garthmore Morley Capital Mortgage Inc.
Stable Value Fund		936,634
*Goldman Sachs Asset Mortgage – Middle Capital
Value 1 Separate Account		155,484
*Jacobs Levy/Mackay Shields
MDCP Gr II Separate Account		32,397
*Columbus Circle Investors
Large Company Growth Separate Account		90,341
*UBS Global Asset Management
Large Capital Value 1 Separate Account		252,355
*Mazama Capital Management
Small Capital Growth III Separate Account		123,711
Investments at Fair Value		6,243,017

Participant Loans		234,009

Total assets available for benefits at fair value		$6,477,026

* Indicates party in interest to the Plan.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: June 22, 2009	By:	/s/ Leo R. Sagan, Jr.
Leo R. Sagan, Jr. Chief Financial Officer

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm